Exhibit 99.2

July 2, 2009	TSX: QC NYSE-AMEX: QCC

Preferred Share Dividend Paid in Common Shares
And Expiry of Sunset Clause

Vancouver, British Columbia – Quest Capital Corp. (the ‘Company’) reports on the following:

Dividend on Preferred Shares

The Company previously declared a dividend on its 13.50% First Preferred Shares, Series A (the “Preferred Shares”) for the second quarter ended June 30, 2009.  On July 2, 2009, a total of 1,571,135 common shares of the Company were issued to the Preferred shareholders representing payment of the declared dividend.

The Company currently plans to pay cash for any future dividends declared on the Preferred Shares.

Expiry of Sunset Clause

The Company completed a reorganization by way of a statutory plan of arrangement (the “Plan of Arrangement”) on June 30, 2003 (the “Effective Date”).  A six year sunset clause provision of the Plan of Arrangement provided that shareholders holding shares of “former” companies of the Company had six years (the “Deadline”) from the Effective Date to exchange their shares for common shares of the Company.  Any shares not exchanged prior to the Deadline were forfeited and deemed to be surrendered to the Company, together with all dividends or distributions thereon for no consideration.

The Company reports that on June 30, 2009 a total of 447,423 common shares were cancelled and returned to treasury.

Number of Shares Outstanding

After giving effect to the issuance of the common shares to pay the preferred share dividend and the cancellation of shares pursuant to the expiry of the sunset clause, there are now 151,459,620 common shares issued and outstanding.

About Quest

Quest’s expertise is providing mortgages in the real estate sector.  Quest’s objective is to become Canada’s largest Mortgage Investment Corporation in terms of (i) equity, (ii) loans generated and (iii) profitability.

For more information about Quest, please visit our website (www.questcapcorp.com) or SEDAR (www.sedar.com) or contact:

Contacts:
A. Murray Sinclair, Chairman (P): (604) 687-8378 (F) (604) 681-4692	Brian E. Bayley, President and Chief Executive Officer (P): (604) 687-8378 (F): (604) 681-4692

Forward Looking Statements

This press release includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated).  Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business.  These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made.  Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.  If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement.